

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 22, 2007

Ms. Susan K. Carter
Chief Financial Officer
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, Texas 75080

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 1-15149**

Dear Ms. Carter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief